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                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                 ----------

                                  FORM 6-K

                          Report of Foreign Issuer
                  Pursuant to Rule 13a-16 or 15d-16 of the
                      Securities Exchange Act of 1934

                      Date of Report: August 28, 2000

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                             BAAN COMPANY N.V.
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                         Baron van Nagellstraat 89
                             3771 LK Barneveld
                              The Netherlands
                                    and
                       2191 Fox Mill Road, Suite 500
                             Herndon, VA 20171
                  (Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F X   Form 40-F
                                    ---            ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes     No X
                                   ---    ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): NA

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
     Baan Company N.V., a Netherlands corporation ("Baan Company"), issued a press release dated August 28, 2000 (the "Press Release") and a Notice of Offer to Repurchase published in Dutch newspapers dated August 28, 2000 (the "Notice" and together with the Press Release the "Releases"), announcing that Baan Company had commenced an offer to repurchase any and all of its outstanding 4.5% Convertible Subordinated Notes due 2001 at a repurchase price of U.S. $229.00 per U.S. $1,000.00 principal amount, plus accrued and unpaid interest.

     The Press Release is attached as Exhibit 99.1 and the Notice is attached as Exhibit 99.2 to this Report on Form 6-K. The Releases are incorporated by reference herein. The foregoing summary of the Releases is qualified in its entirety by reference to the Releases.

     Any statements contained in the Releases that are not historical facts are forward-looking statements. In particular, statements using the words "will," "plans," "expects," "believes," "anticipates," or like terms are by their nature predictions based upon current plans, expectations, estimates, and assumptions. These statements are subject to a number of risks and uncertainties that could significantly affect outcomes, which may differ materially from the expectations, estimates, or assumptions expressed in or implied by any such forward-looking statements. Specific risks applicable to such forward-looking statements include risks associated with the failure to conclude any proposed agreement and/or changing conditions in the marketplace. Other risks and uncertainties associated with the businesses of Baan Company may be reviewed in Baan Company's public filings on Form 6-K and Form 20-F. Those documents are publicly on file with the U.S. Securities and Exchange Commission. The foregoing disclaimer does not apply to statements made in connection with the offer to purchase the outstanding common shares of Baan Company by Invensys plc.

EXHIBIT NO.                                      DESCRIPTION
-----------        ---------------------------------------------------------

99.1               Press release of Baan Company N.V., dated August 28, 2000

99.2               Notice of Offer to Repurchase, dated August 28, 2000
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                                 SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

August 28, 2000                     BAAN COMPANY N.V.


                                    By:     /s/James C. Bays
                                            ----------------------
                                            Name:  James C. Bays
                                            Title: Member, Supervisory Board
                                                   of Directors
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                               EXHIBIT INDEX
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 Exhibit No.                         Description
 -----------       -----------------------------------------------
  99.1             Press release of Baan Company N.V., dated August 28, 2000

  99.2             Notice of Offer to Repurchase, dated August 28, 2000